Lifograph, Inc.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 & 2017

MHK LLP
Los Angeles, California

Lifograph, Inc.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 & 2017

C O N T E N T S

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Independent Accountant's Review Report

To the board of Directors:
Lifograph, Inc.
Loomis, California

We have reviewed the accompanying financial statements of Lifograph, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

MHK LLP

MHK LLP

Los Angeles, California

June 17, 2019

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

LIFOGRAPH, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2018 & 2017

		December 31, 2018		December 31, 2017
ASSETS				
Current Assets				
Cash and Cash Equivalents - Note 2, 3	$	4,674	$	13,518
Accounts Receivable		-		1,350
Total Current Assets		4,674		14,868
TOTAL ASSETS	$	4,674	$	14,868
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable	$	-	$	9,945
State Tax Payable		800		-
Other Payables - Note 4		16,340		28,124
Total Current Liabilities		17,140		38,069
Long-Term Debts - Note 5		33,873		11,800
Total Liabilities		51,013		49,869
Shareholders' Equity				
Capital Stock		178,137		178,137
Additional Paid-in Capital (SAFEs)- Note 6		50,000		50,000
Retained Earnings (Accumulated deficits)		(274,477)		(263,138)
Total Shareholders' Equity		(46,340)		(35,001)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,674	$	14,868

See independent accountant's review report and accompanying notes.

LIFOGRAPH, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
REVENUES:		
Sales - Note 2	$ 52,525	$ 63,654
Commision Income	-	1,945
TOTAL REVENUES	52,525	65,599
EXPENSES:		
Administration Services	266	2,717
Advertising and Promotion	8,077	6,209
Automobile Expenses	1,314	962
Bank Service Charges	194	1,060
Data Services	10,317	4,212
Design Services	-	187
Event Services	-	2,444
Insurance Expenses	-	219
Internet Services	525	500
Legal and Professional	-	50
Meals and Entertainment	632	626
Office Supplies	70	194
Payroll Taxes	-	2,001
Penalties	-	104
Project Management	3,490	8,233
Rent Expenses	-	140
Servers	4,999	3,320
Software	155	180
Transportation Services	-	725
Travel Expenses	-	2,370
Wages and Salaries	-	18,833
Web Development and Services	40,870	58,932
TOTAL EXPENSES	70,909	114,218
OPERATING INCOME (LOSS)	(18,384)	(48,619)
OTHER INCOME/ (EXPENSES)		
Other Income	9,945	-
Interest Expenses	(2,100)	(2,322)
OTHER INCOME/ (EXPENSES)	7,845	(2,322)
INCOME (LOSS) FROM CONTINUING OPERATION BEFORE INCOME TAXES	(10,539)	(50,941)
PROVISION FOR INCOME TAX - Note 2	800	800
NET INCOME (LOSS)	$ (11,339)	$ (51,741)

See independent accountant's review report and accompanying notes.

LIFOGRAPH, INC.

STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	Common Shares	Additional Paid-in Capital (SAFEs)	Retained Earnings (Acculmulated Deficits)	Total
Balance at January 1, 2017	$ 173,137	$ 25,000	$ (211,397)	$ (13,260)
Capital Contribution	5,000	$ 25,000		
Net loss			(51,741)	(51,741)
Dividend declared				-
Balance at December 31, 2017	$ 178,137	$ 50,000	$ (263,138)	$ (35,001)
Balance at January 1, 2018	$ 178,137	$ 50,000	$ (263,138)	$ (35,001)
Capital Contribution			$	-
Net loss			(11,339)	(11,339)
Dividend declared				-
Balance at December 31, 2018	$ 178,137	$ 50,000	$ (274,477)	$ (46,340)

See independent accountant's review report and accompanying notes.

LIFOGRAPH, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME (LOSS)	$ (11,339)	$ (51,741)
ADJUSTMENTS TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS:		
(Incr.) Decr. In Accounts Receivable	1,350	(1,350)
Incr. (Decr.) in Accounts Payable	(9,945)	-
Incr. (Decr.) in Credit Card Payables	(3,411)	(3,687)
Incr. (Decr.) in Interest Payables	700	2,322
Incr. (Decr.) in State Tax Payable	800	-
TOTAL ADJUSTMENTS	(10,506)	(2,716)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(21,845)	(54,456)
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan Payable	23,000	10,000
Repayment of Loan Payable	(10,000)	-
Capital Contribution - Common Stock	-	5,000
Additional Paid In Capital (SAFEs)	-	25,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	13,000	40,000
NET INCREASE (DECREASE) IN CASH	(8,845)	(14,456)
CASH - BEGINNING	13,518	27,975
CASH - ENDING	$ 4,674	$ 13,518

See independent accountant's review report and accompanying notes.

LIFOGRAPH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 1 - GENERAL

LIFOGRAPH, INC., ("the Company"), was incorporated on November 7, 2012 in the state of Delaware and registered with California Secretary of State as a foreign corporation on June 14, 2019

The Company engaged in online business of building biographies and timelines of people and the companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable & Allowance for Doubtful Accounts

Accounts receivable consists of amounts billed to cumtomers for purchase for which payment has not yet been received. Due to the nature of business, no accounts receivable and allowance for doubtful accounts were recognized for the reporting periods of these financial statements.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Institution places cash in high credit quality financial institutions, which limits the amount of credit exposure. Concentrations of risk with respect to receivables is limited due to the online business nature. The management of the Company believes no significant credit risk exists for the reporting period of these financial statements.

LIFOGRAPH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue when payment is tendered at the point of sale.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as they are incurred. Annual advertising and marketing expenses totaled $8,077 and $6,209 in 2018 and 2017, respectively.

Income Taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are recognized based on the differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which the Institution expects the temporary differences to reverse. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. As of reporting dates, the company recognized no deferred tax assets or liabilities.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of the following:

	2018	2017
Cash on Hand	$ 66	$ 1,654
Cash in Bank - Citi Bank	4,608	11,865
Total	$ 4,674	$ 13,518

NOTE 4 - OTHER PAYABLES

Other payables consist of the following:

	2018	2017
Credit Card Payables	14,191	17,602
Interest Payables	149	522
Loan Payables	2,000	10,000
	$ 16,340	$ 28,124

LIFOGRAPH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 5 - LONG-TERM LIABILITIES

The Company's long-term liabilities are as follows:

	2018	2017
Interest Payables - Accrued	2,873	1,800
Loan Payables	31,000	10,000
Total Long-term Liabilities	$ 33,873	$ 11,800

The Company has various unsecured personal loans from shareholder's husband and friend. The loans bears interest rate of either 6% or 10% and due on maturity date.

Principal payments on loan paybles are due as follows,

Year ending December 31,

2019	$ 2,000
2020	10,000
2021	-
2022	-
2023	21,000
Total loan payables	$ 33,000

NOTE 6 - STOCK HOLDERS' EQUITY

The Company is authorized to issue 20,000,000 shares of common stock. As of December 31, 2018 and 2017, 11,127,162 shares were issued and outstanding.

The Company has received in total of $50,000 for the SAFEs (Simple Agreements for Future Equity) and the amount are recorded as "Additional paid-in capital".

As of December 31, 2018, the Company's options are summarized as follows:

	Shares
Options Available	56,000
Options Granted	444,000
Total Options	500,000

On May 12, 42,000 stock options that was granted on August 17, 2017 was expired due to no exercising and total number of available stock options to be granted was 98,000 shares.

LIFOGRAPH, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 7 - RELATED PARTY TRANSACTIONS

As disclosed in note 5, the Company carries loan paybles in total of $33.000 and $31,000 of the total loan payables is personal loan from a major shareholder's husband.

The Company has no other reportable related party transactions except above stated transactions of loans from shareholder's husband and accrued interests.

NOTE 8 - SUBSEQUENT EVENTS

Management of the Company has evaluated material events or transactions subsequent to December 31, 2018 through June 17, 2019, the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.